UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)

DICON FIBEROPTICS, INC.
(Name of issuer)

DICON FIBEROPTICS, INC.
HO-SHANG LEE, PhD.
(Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ho-Shang Lee, PhD.

President and Chief Executive Officer

DiCon Fiberoptics, Inc.

1689 Regatta Blvd.

Richmond, CA 94804

(510) 620-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of Person(s) Filing Statement)

Copies to:

Richard V. Smith, Esq.

Orrick, Herrington & Sutcliffe, LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

This statement is filed in connection with (check the appropriate box):

X	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
ྑ࿠	b.	The filing of a registration statement under the Securities Act of 1933
༂࿠	c.	A tender offer.
ྑ࿠	d.	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    x

     Check the following box if the filing is a final amendment reporting the results of the transaction:    ྑ

Calculation of Filing Fee

Transaction Value*		Amount of Filing Fee*

	$155,033	$16.59

*
Estimated for purposes of calculating the amount of filing fee only. The transaction value is calculated based on the $1.00 per share estimated to be paid for 533 shares expected to be cashed out in the 5-for-1 reverse stock split transaction as fractional shares and the $5.00 per share to be paid for 30,900 shares subject to the proposed tender offer after the reverse stock split. The filing fee is $107 per million dollars of the total transaction value of $155,033.

x࿠ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(3) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16.59
Form or Registration No.: Preliminary proxy statement on Schedule 14A

Filing Party: DiCon Fiberoptics, Inc.

Date Filed: July 31, 2006

INTRODUCTION

This Amendment No. 3 amends and restates the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission (“SEC”) under cover of Schedule 13E-3 (as so amended, the "Schedule") on August 1, 2006, and as amended and supplemented by Amendment No. 1 filed with the SEC on September 1, 2006 and Amendment No. 2 filed with the SEC on September 14, 2006 in connection with a two-step going-private transaction (the "Transaction") proposed by the Board of Directors of DiCon Fiberoptics, Inc., a California corporation (the "Company"), consisting of (1) a proposal to amend the Company’s Articles of Incorporation to effect a 5-for-1 reverse stock split (the "Stock Split") to increase the number of shareholders of record holding less than 100 shares of the Company’s stock ("Odd-lot Shareholders"), and after the effectiveness of the Stock Split, (2) an issuer tender offer (the "Tender Offer") for up to 30,900 post-Stock Split shares of common stock (or 154,500 shares on a pre-Stock Split basis) at a purchase price of $5.00 per share. In lieu of issuing any fractional shares resulting from the Stock Split, the Company will pay in cash an amount equal to $5.00 multiplied by each fractional share resulting from the Stock Split (determined after aggregating all of the common stock held by each holder).

This Schedule is being filed by the Company and Dr. Ho-Shang Lee, an affiliate of the Company (the "Filing Persons"). Prior to the filing of this Schedule, DiCon filed with the SEC a definitive proxy statement (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, containing the proposal to amend the Company’s Articles of Incorporation to effect a 5-for-1 Stock Split for shareholder approval at the 2006 annual shareholder meeting currently scheduled for October 15, 2006. Pursuant to General Instruction G of Schedule 13E-3, this Schedule incorporates by reference the information contained in the Proxy Statement, attached hereto as Exhibit (a)(1) in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule are qualified in their entirety by the information contained in the Proxy Statement and all appendices thereto.

Item 1.   Summary Term Sheet.

The information set forth in "Summary Term Sheet; Questions and Answers" of the Proxy Statement is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  Name and Address. The issuer of the securities to which this Schedule relates is DiCon Fiberoptics, Inc., and the address of its principal executive office, and its mailing address, is 1689 Regatta Blvd., Richmond, California 94804. The telephone number of its principal executive office is (510) 620-5000.

(b)  Securities. This Schedule relates to the Company’s common stock, no par value, 111,907,283 shares of which were outstanding as of July 17, 2006.

(c)  Trading Market and Price. The information set forth in "Additional Information Regarding the Transaction- Price Range of Shares; Dividends" of the Proxy Statement is incorporated herein by reference.

(d)  Dividends. The information set forth in "Additional Information Regarding the Transaction- Price Range of Shares; Dividends" of the Proxy Statement is incorporated herein by reference.

(e)  Prior Public Offerings. There have been no underwritten public offerings of the subject securities during the past three years.

(f)  Prior Stock Purchases. The information set forth in "Additional Information Regarding the Transaction- Recent Stock Repurchases" of the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)  Name and Address. The Filing Persons for this Schedule are the Company and Dr. Ho-Shang Lee, an affiliate of the Company. Dr. Lee is an executive officer (President and Chief Executive Officer), director and a greater than 10% shareholder of the Company. For information regarding the Company, see Item 2(a) above, which is incorporated herein by reference. The information set forth in "Executive Compensation- Management and Affiliates" and "Security Ownership of Certain Beneficial Owners, Management and Directors" of the Proxy Statement is incorporated herein by reference.

(b)  Business and Background of Entities. Not applicable.

(c)  Business and Background of Natural Persons. The information set forth in "Election of Directors - Nominees," "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," "Executive Compensation - Management and Affiliates," and "Security Ownership of Certain Beneficial Owners, Management and Directors" of the Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Structure and Effects of the Transaction," "Financing, Source of Funds and Expenses," "Material Federal Income Tax Consequences," "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Required Vote" of the Proxy Statement is incorporated herein by reference.

(b) Different Terms. There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

(c) Appraisal Rights. The security holders are not entitled to appraisal rights.

(d) Provisions for Unaffiliated Security Holders. None.

(e)  Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions. The information set forth in "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," and "Executive Compensation- Management and Affiliates" of the Proxy Statement is incorporated by reference herein.

(b) Significant Corporate Events. The information set forth in "Special Factors- Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in "Special Factors- Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

(d) Agreements Involving the Subject Company’s Securities. The information set forth in "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Proxy Statement is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)  Use of Securities Acquired. The information set forth in "Special Factors - Structure and Effects of the Transaction" of the Proxy Statement is incorporated herein by reference.

(b)  Plans. The information set forth in "Special Factors," "Additional Information Regarding the Transaction," and "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Proxy Statement is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)  Purposes. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

(b)  Alternatives. The information set forth in "Special Factors" to the Proxy Statement is incorporated herein by reference.

(c)  Reasons. The information set forth in "Summary Term Sheet; Questions and Answers," " Special Factors," and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

(d)  Effects. The information set forth in "Special Factors," "Fairness of the Transaction," "Material Federal Income Tax Consequences," and "Additional Information Regarding the Transaction" of the Proxy Statement is incorporated herein by reference.

Item 8.  Fairness of Transaction.

(a)  Fairness. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors" and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

(b)  Factors Considered in Determining Fairness. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors" and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

(c)  Approval of Security Holders. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors- Background of the Transactions," "Fairness of the Transaction" and "Required Vote" of the Proxy Statement are incorporated herein by reference.

(d)  Unaffiliated Representative. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors- Background of the Transactions," and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

(e)  Approval of Directors. The information set forth in "Summary Term Sheet; Questions and Answers" and "Special Factors - Background of the Transaction" to the Proxy Statement is incorporated herein by reference.

(f)  Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)  Report, Opinion or Appraisal. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Background of the Transaction," and "Fairness of the Transaction" to the Proxy Statement is incorporated hereby by reference.

(b)  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Background of the Transaction" and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

Item 10.  Source and Amount of Funds or Other Consideration

(a)  Source of Funds. The information set forth in "Financing, Source of Funds and Expenses" of the Proxy Statement is incorporated herein by reference.

(b)  Conditions. None.

(c)  Expenses. The information set forth in "Financing, Source of Funds and Expenses" in the Proxy Statement is incorporated herein by reference.

(d)  Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company

(a)  Securities Ownership. The information set forth in "Security Ownership of Certain Beneficial Owners, Management and Directors" of the Proxy Statement is incorporated herein by reference.

(b)  Securities Transactions. The information set forth in "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" to the Proxy Statement is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," and "Required Vote" of the Proxy Statement is incorporated herein by reference.

(b) Recommendation of Others. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," " Required Vote," and "Recommendation Of The Board" of the Proxy Statement is incorporated herein by reference.

Item 13.  Financial Statements.

(a)  Financial Statements. The information set forth in the section entitled "Item 7. Financial Statements" on pages F-1 to F-24 of the Company’s annual report on Form 10-KSB for the fiscal year ended March 31, 2006, as filed with the Securities and Exchange Commission on June 28, 2006, and the information set forth in the section entitled “Item 1. Financial Statements” on pages 3 to 13 of the Company’s quarterly report on form 10-QSB for the fiscal quarter ended June 30, 2006, as filed with the Securities and Exchange Commission on August 10, 2006 are incorporated by reference into this Item 13(a). Copies of the annual report, excluding exhibits and the quarterly report, will be delivered by the Company to the shareholders in connection with the dissemination of the proxy statement. Copies of exhibits are available for a nominal fee. The information set forth in the Proxy Statement under the caption "Additional Information Regarding the Transaction - Financial Information" is incorporated herein by reference.

(b)  Pro Forma Information. Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated, or Used.

(a)  Solicitations or Recommendations. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Background of the Transaction," "Financing, Source of Funds and Expenses" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

(b)  Employees and Corporate Assets. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Structure and Effects of the Transaction" and "Financing, Source of Funds and Expenses" of the Proxy Statement is incorporated herein by reference.

Item 15.  Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in "Regulatory Approvals" of the Proxy Statement is incorporated herein by reference.

(b)  Other Material Information. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," "Financing Source of Funds and Expenses," "Fairness of the Transaction," "Material Federal Income Tax Consequences," "Additional Information Regarding the Transaction," "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," "Regulatory Approvals," "Required Vote" and "Recommendation of the Board" of the Proxy Statement is incorporated herein by reference.

Item 16.  Exhibits.

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement (incorporated herein by reference to DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on September 21, 2006 (“Schedule 14A”)).
(c)(1)	Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(2)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 26, 2006)

(c)(3)	Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(4)	Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(5)	Company Valuation Report Dated November 2003*
(c)(6)	Company Valuation Report Dated December 2005*
(c)(7)	Appraisal Report Of CB Richard Ellis Dated March 6, 2006*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 21, 2006	DICON FIBEROPTICS, INC.
	By:	/s/ Ho-Shang Lee, PhD.
Ho-Shang Lee, PhD. President and Chief Executive Officer

September 21, 2006
/s/ Ho-Shang Lee, PhD.
Ho-Shang Lee, PhD.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement (incorporated herein by reference to DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on September 21, 2006 (“Schedule 14A”)).
(c)(1)	Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(2)	Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(3)	Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(4)	Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(5)	Company Valuation Report Dated November 2003* Previously filed.
(c)(6)	Company Valuation Report Dated December 2005*
(c)(7)	Appraisal Report Of CB Richard Ellis Dated March 6, 2006*

* Previously filed.
*